Exhibit 99.1

Mariano Costamagna Transitions from Westport Fuel Systems Board of Directors

~ Remains in Company Ambassador Role ~

VANCOUVER, Jan. 9, 2017 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPRT / Nasdaq:WPRT) announced today that Mariano Costamagna has stepped down from the Board of Directors while continuing in his ambassador role with the company.  Mariano Costamagna was Fuel Systems' chief executive officer from January 2005 to May 2016.  Upon the closing of the merger, he joined the Board of Westport Fuel Systems and began his role as ambassador, both effective June 1, 2016.

"I would like to thank Mariano Costamagna for his guidance and expertise while serving on the Board during the initial transition period and integration of two alternative fuel system market leaders," said Warren Baker, Chairman of the Board.  "With over 30 years of experience in the alternative fuels industry, we are glad to have his continued support through his role as ambassador, reporting directly to the Chief Executive Officer," he added.

Mr. Costamagna's Board resignation is effective from today, Monday, January 9, 2017.

The Westport Fuel Systems eight-person board currently consists of: Warren J. Baker (non-executive chairman), Nancy Gougarty (Chief Executive Officer), Brenda J. Eprile, Anthony Harris, Colin S. Johnston, Scott Mackie, Rodney Nunn, and Peter Yu.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation and industrial application brands. At Westport Fuel Systems, we think ahead. For more information, visit wfsinc.com.

SOURCE Westport Fuel Systems Inc.

%SEDAR: 00004375E

For further information: Inquiries: Todd Skene, Manager, Investor Relations & Communications, Westport Fuel Systems, T: +1 604-718-2046, invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 08:00e 09-JAN-17